UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2004

Commission File Number: 1-14410

AXA
(Translation of Registrant’s name into English)

25, avenue Matignon - 75008 Paris - France
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AXA
(REGISTRANT)
	By: /s/	DENIS DUVERNE

Name : Denis Duverne
Title : Chief Financial Officer and
Member of the Management Board

Date: May 27, 2004

EXHIBIT INDEX

EXHIBITS	DESCRIPTION

1.	Free Translation of AXA's French Document de Reference for the year ended December 31, 2003 filed with the AMF (the French stock exchange regulatory authority) on April 7th, 2004.